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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 ANTENNA TV S.A.
                            (Name of Subject Company)

                                 ANTENNA TV S.A.
                        (Name of Person Filing Statement)


 ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY SHARE
                REPRESENTING ONE HALF OF THE ONE ORDINARY SHARE)

                         (Title of Class of Securities)

                              CUSIP NO. 03672N 10 0

                      (CUSIP Number of Class of Securities)

                            DR. NIKOLAOS ANGELOPOULOS
             KIFISSIAS AVENUE 10-12, 15 125 MAROUSSI, ATHENS, GREECE
                                +30 210 688 6500
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                  This Amendment No. 1 (the "Amendment") amends the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Antenna TV S.A., a Greek Societe anonyme ("Antenna"), with the Securities and Exchange Commission (the "SEC") on November 25, 2002. The
Schedule 14D-9 and this Amendment relate to the tender offer by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated under the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerers") to purchase all of the outstanding Ordinary Shares and ADSs of Antenna not already owned by the Offerors or their affiliates for $1.20 per ADS or $2.40 per Ordinary Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2002 (as amended and supplemented on December 17, 2002, the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO filed by the Offerors (which, as may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the
Schedule 14D-9. The supplement to the Offer to Purchase is attached to this Amendment as Exhibit (a)(7).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

                  Item 2(d) is hereby amended and restated in its entirety as follows:

                  "This Statement relates to an offer by Holnest Limited ("Holnest"), Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista") and Praxis Global Investments Limited ("Praxis"), each a corporation incorporated under the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"), to purchase all of the outstanding Ordinary Shares and ADSs not already owned by the Offerors or their affiliates for $1.20 per ADS or $2.40 per Ordinary Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO filed by the Offerors (which, as may be amended fro time to time, together constitute the "Offer").

                  The Schedule TO states that the principal office of each of the Offerors is located at Russell Court, St. Stephens Green, Dublin 2, Ireland."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

                  Item 4(b) is hereby amended and supplemented as follows:

                  a. The following is added after the first sentence of factor
                  2:

                  "The Special Committee adopted the analysis of Piraeus Bank and its conclusions."

                  b. The following is added to the end of factor 3:

                  ", a premium of $0.79 (192%) per ADS over the market price on the Nasdaq National Market 32 days prior to the public announcement of the Offer and a premium of $0.22 (22%) per ADS over the market price on the Nasdaq National Market 60 days prior to the public announcement of the Offer. The Special Committee did not consider prior purchases of ADSs by the Offerors as such purchases were made during a period when different market conditions prevailed."

                  c. The following is added after the second sentence of factor
                  8:

                  "The Special Committee was also aware that the Offerors' intention to offer $1.20 per ADS ($2.40 per Ordinary Share) for the ADS and Ordinary Shares they did not already own had been made public on October 1, 2002 and that no third party indicated an interest in acquiring Antenna or the ADS and Ordinary Shares not owned by the Offerors or their affiliates."

                  d. The third sentence (beginning with "Accordingly, the Special Committee...") in factor 8 is replaced with the following:

                  "Accordingly, the Special Committee concluded that an acquisition of Antenna by a third party was not a feasible alternative nor was a higher offer for the ADSs and Ordinary Shares likely."


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                  e. Factor 9, "Procedural Fairness", is amended and restated in its entirety to read as follows:

                  "9. PROCEDURAL FAIRNESS. The Special Committee considered the fact that:

                  o the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Controlling Shareholders);

                 o the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

                 o the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates);

                 o each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer; and

                 o that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time."

                  (f) The following paragraph is inserted immediately following the bullet point list appearing in the Schedule 14D-9 under "Reasons for the Recommendation; Background of the Offer; Fairness of the Offer--The Antenna Board":

                  "The Antenna Board did not independently analyze the factors taken into account by the Special Committee. Instead, the Antenna Board adopted the analysis of the Special Committee and its conclusions."

                  (g) The bullet point list appearing after the third paragraph (beginning with "The Antenna Board, including...") in the
                  Schedule 14D-9 under "Reasons for the Recommendation; Background of the Offer; Fairness of the Offer--The Antenna Board" is amended and restated in its entirety to read as follows:

                  "o the fact that the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Controlling Shareholders);

                   o the fact that the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

                  o the fact that the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates);

                  o the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer;

                  o the fact that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time; and

                  o the nature of the deliberations under which the Special Committee evaluated the Offer and the alternatives to the Offer."

                  (h) The following paragraph is inserted before the penultimate paragraph appearing in the Schedule 14D-9 under "Reasons for the Recommendation; Background of the Offer; Fairness of the Offer--The Antenna Board":

                  "The Special Committee did not consider the net book value of the Ordinary Shares useful, absent an appraisal, in determining whether to accept the Offerors offer of $1.20 per ADS ($2.40 per Ordinary Share). The Special Committee did evaluate Antenna as a going concern through various analyses performed by Piraeus Bank, including the discounted cash flow analysis and the other methodologies prepared by Piraeus Bank in connection with its fairness opinion, which took into account financial forecasts, cash flow streams and other qualitative factors. See "--Opinion of Financial Advisor."



ITEM 9.  EXHIBITS.

                  Item 9 is hereby amended and supplemented to include the following additional exhibit:


EXHIBIT NO.               DESCRIPTION

(a)(7)            Amendment and Supplement to the Offer to Purchase dated
                  December 17, 2002.*





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*    Incorporated by reference to Exhibit (a)(i)(vi) of the Schedule TO-T/A filed by the Offerors on December 17, 2002.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ANTENNA TV S.A.


                                      By: /s/ NIKOLAOS ANGELOPOULOS
                                          --------------------------------------
                                      Name:    Dr. Nikolaos Angelopoulos
                                      Title:   Director, Chief Financial Officer

December 17, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION

(a)(7)            Amendment and Supplement to the Offer to Purchase dated
                  December 17, 2002.*








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*    Incorporated by reference to Exhibit (a)(i)(vi) of the Schedule TO-T/A filed by the Offerors on December 17, 2002.